Prospectus Supplement No. 9 (to Prospectuses dated January 14, 2021 and July 8, 2020)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-251985 and 333-239395

American Depositary Shares

Representing Shares of Common Stock

This prospectus supplement updates and supplements the prospectuses dated January 14, 2021 and July 8, 2020 (the “Prospectuses”), which form a part of our Registration Statements on Form F-1 (Registration Nos. 333-251985 and 333-239395, respectively) (the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in either of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Select Markets under the symbol “AMYT.” On August 5, 2021, the last reported sale price of our ADSs was $9.63 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” in each of the Prospectuses and under similar headings in any further amendments or supplements to the Prospectuses.

None of the Commission, any state securities commission, nor any foreign securities commission has approved or disapproved of these securities or determined if either of the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is Aug 6, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 2021

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant's name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: August 6, 2021	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer

EXHIBIT 99.1

Amryt Reports Record Q2 2021 Results and Raises FY 2021 Guidance

Acquisition of Chiasma completed

Amryt now has three approved commercial products and a robust clinical pipeline

35.9% YoY revenue growth in Q2 to $62.8M

6th consecutive quarter of positive EBITDA generation

Cash increased to $142.9M at June 30 from $118.6M at March 31

Oleogel-S10 NDA accepted by the FDA, Priority Review granted; target PDUFA date set for November 30, 2021

Raising FY 2021 revenue guidance to $210M - $215M, representing 15-18% YoY growth

Conference call and webcast today at 0830 EDT / 1330 BST

DUBLIN, Ireland, and Boston MA, August 6, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today provides a business update and announces unaudited financial results for the second quarter ended June 30, 2021, as well as its unaudited half yearly report to June 30, 2021.

Joe Wiley, CEO of Amryt Pharma, commented: “Q2 was an extremely busy and productive period for Amryt and I am excited to present today’s record results and also report that we have completed the acquisition of Chiasma, Inc.  Our Q2 revenues of $62.8M represent a 35.9% increase on the previous year and 29.6% growth on Q1 2021.  These results demonstrate the positive momentum and strong growth we are experiencing across our business, supported by our exceptional team who during the quarter delivered several important commercial and regulatory successes.  Our commercial products, metreleptin and lomitapide, continued to deliver solid growth across a host of metrics including revenue, EBITDA, cash generation and market expansion. Importantly, our EBITDA has increased 152% compared to the same quarter in 2021 and our cash balances increased to $142.9M at the end of the quarter.

During the quarter, we also made significant positive progress on the regulatory pathway for Oleogel-S10 in both the US and Europe.  The FDA confirmed that our New Drug Application for Oleogel-S10 has been accepted and granted priority review.  If approved as our fourth commercial product, we already have the team, systems and global infrastructure in place to bring Oleogel-S10 to market. Oleogel-S10 is a potential treatment for the cutaneous manifestations of severe EB, a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment and if approved, it would be the first to market novel therapy for those patients suffering from this devastating condition.

Given the strong performance of our business year to date, we are pleased to increase our full year 2021 revenue guidance to $210-$215 million which represents growth of 15%-18% on 2020.  This latest upward revision of guidance demonstrates our confidence in the outlook for our underlying business and in addition, we expect that this guidance will be further enhanced by revenues from Mycapssa®.

Finally, following the recent endorsement from both Amryt and Chiasma shareholders for Amryt’s acquisition of Chiasma, Inc., we look forward to beginning the process of integrating and growing our combined business.”

Q2 2021 and Recent Business Highlights:

   Announced proposed acquisition of Chiasma, Inc.
   FDA accepted New Drug Application (NDA) for Oleogel-S101
   FDA granted Priority Review for Oleogel-S10 and set a target PDUFA date of November 30, 2021
   FDA confirms Oleogel-S10 will not require an Advisory Committee Meeting
   Commercial launch plans well advanced for Oleogel-S10 launch, if approved
   Chiasma, Inc. acquisition endorsed by Amryt and Chiasma shareholders and subsequently completed

Q2 2021 Commercial Product Performance:

	Q2 2021 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	17,739	11,005	14,315	43,059
Lomitapide	8,490	7,492	3,468	19,450
Other	-	193	60	253
Total revenue	26,229	18,690	17,843	62,762

	Q2 2020 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	14,666	11,182	2,051	27,899
Lomitapide	9,344	6,341	2,367	18,052
Other	-	146	88	234
Total revenue	24,010	17,669	4,506	46,185
   35.9% YoY revenue growth in Q2 2021 to $62.8M (Q2 2020: $46.2M)
   54.3% increase in metreleptin revenues YoY to $43.1M in Q2 2021 (Q2 2020: $27.9M) that included a LATAM order of $12.1M
   US accounted for 41.2% of global metreleptin revenues and EMEA accounted for 25.6% in Q2 2021
   7.7% increase in lomitapide revenues to $19.5M in Q2 2021 (Q2 2020: $18.1M)
   US accounted for 43.7% of global lomitapide revenues and EMEA accounted for 38.5% in Q2 2021
   29.6% QoQ revenue growth in Q2 2021 versus Q1 2021 ($48.4M)

Q2 2021 Financial Highlights:

   $4.1M operating profit before finance expense for Q2 2021 (Q2 2020: $12.0M operating loss).  Excluding non-cash items and share based compensation expenses, this resulted in EBITDA3 of $17.4M (Q2 2020: $6.9M).
   Cash of $142.9M at June 30, 2021 (Mar 31, 2021: $118.6M)

IFRS and non-GAAP adjusted Q2 2021 results:

US$M	Q2 2020 (unaudited)	Q2 2021 (unaudited)	Q2 2021 Non-cash adjustments[2]	Q2 2021 Non-GAAP Adjusted
Revenue	46.2	62.8	-	62.8
Gross profit	16.7	36.6	11.0	47.6
R&D expenses	(6.2)	(8.5)	-	(8.5)
SG&A expenses	(21.6)	(22.0)	0.3	(21.7)
Restructuring and acquisition costs	(0.1)	-	-	-
Share based compensation expenses	(0.8)	(2.0)	2.0	-
Operating (loss) / profit before finance expense	(12.0)	4.1	13.3	17.4[3]

1           For the purposes of this announcement, we use the name Oleogel-S10. Filsuvez® has been selected as the brand name for the product but please note, Amryt does not, as yet, have regulatory approval for Filsuvez® to treat EB.
2        Non-cash items include amortisation of the acquired metreleptin and lomitapide intangible assets ($10.7M), amortisation of the inventory fair value step-up that was acquired at the acquisition date ($0.3M), depreciation and amortisation ($0.3M) and share based compensation expenses ($2.0M).
3           EBITDA is earnings before interest, tax, depreciation, amortisation and share based compensation expenses. To supplement Amryt's financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business.  EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS.

Guidance & Outlook:
Given the continued strong performance of the Company’s commercial products, the board is today again raising revenue guidance for FY 2021 to a range of $210M - $215M versus prior guidance of $205M - $210M (issued May 5, 2021).  This represents growth of 15% to 18% on FY 2020.  This guidance demonstrates the Board’s confidence in the outlook for our business and does not reflect the expected contribution from Mycapssa® in H2 2021.

Virtual Capital Markets Event:
Amryt will hold a virtual capital markets event in mid-September to update the market on the company’s plans for Mycapssa® and to discuss Amryt’s launch preparedness for Oleogel-S10, if approved.  Details of this event will be issued shortly.

Conference Call & Webcast:
Amryt will host a conference call and webcast for analysts and investors on Aug 6 at 0830 EDT/1330 BST.

Webcast Player URL: https://edge.media-server.com/mmc/p/kvzqsgbt

Telephone Dial in details:

United States	+1 646 787 1226
United Kingdom	+44 (0) 203 009 5709
Ireland	+353 (1) 506 0626
Confirmation Code	3486585

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Mycapssa® (octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analog approved by the FDA.  Mycapssa® has also been submitted to the EMA for regulatory approval.  For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10.  The product has been submitted to FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  The FDA also set a target PDUFA date of November 30, 2021.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.  The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements

This press release may contain forward-looking statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com

Amryt Pharma plc
Condensed Consolidated Statement of Comprehensive Loss

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
		US$’000	US$’000	US$’000	US$’000
Revenue	3	62,762	46,185	111,194	90,759
Cost of sales		(26,179)	(29,471)	(49,668)	(62,091)
Gross profit		36,583	16,714	61,526	28,668
Research and development expenses		(8,538)	(6,197)	(17,454)	(15,131)
Selling, general and administrative expenses		(22,029)	(21,588)	(40,185)	(39,994)
Restructuring and acquisition costs	5	—	(47)	—	(900)
Share based payment expenses	4	(1,953)	(858)	(3,216)	(1,603)
Operating profit/(loss) before finance expense		4,063	(11,976)	671	(28,960)
Non-cash change in fair value of contingent consideration	5	(2,993)	(3,118)	(5,867)	(6,024)
Non-cash contingent value rights finance expense	5	(1,837)	(1,493)	(3,600)	(2,941)
Net finance expense - other		(5,841)	(4,717)	(13,739)	(14,133)
Loss on ordinary activities before taxation		(6,608)	(21,304)	(22,535)	(52,058)
Tax (charge)/credit on loss on ordinary activities		(191)	3,135	(801)	4,992
Loss for the year attributable to the equity holders of the Company		(6,799)	(18,169)	(23,336)	(47,066)
Exchange translation differences which may be reclassified through profit or loss		(204)	(926)	2,343	(939)
Total other comprehensive (loss)/income		(204)	(926)	2,343	(939)
Total comprehensive loss for the year attributable to the equity holders of the Company		(7,003)	(19,095)	(20,993)	(48,005)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	6	(0.04)	(0.12)	(0.13)	(0.30)

Amryt Pharma plc
Condensed Consolidated Statement of Financial Position

		As at,
	Note	June 30, 2021 (unaudited)	December 31, 2020 (audited)
		US$’000	US$’000
Assets
Non-current assets
Goodwill	7	19,131	19,131
Intangible assets	7	282,676	305,369
Property, plant and equipment		7,224	7,574
Other non-current assets		1,420	1,542
Total non-current assets		310,451	333,616
Current assets
Trade and other receivables	8	41,506	43,185
Inventories		38,760	40,992
Cash and cash equivalents, including restricted cash	9	142,946	118,798
Total current assets		223,212	202,975
Total assets		533,663	536,591

Equity and liabilities
Equity attributable to owners of the parent
Share capital	10	13,899	13,851
Share premium	10	51,596	51,408
Other reserves	10	242,706	236,488
Accumulated deficit		(258,887)	(235,605)
Total equity		49,314	66,142
Non-current liabilities
Contingent consideration and contingent value rights	5	155,076	148,323
Deferred tax liability		6,948	6,612
Long term loan	11	90,273	87,302
Convertible notes	12	103,375	101,086
Provisions and other liabilities	13	26,854	25,951
Total non-current liabilities		382,526	369,274
Current liabilities
Trade and other payables		94,875	90,236
Provisions and other liabilities	13	6,948	10,939
Total current liabilities		101,823	101,175
Total liabilities		484,349	470,449
Total equity and liabilities		533,663	536,591

Amryt Pharma plc
Condensed Consolidated Statement of Cash Flows

		Six months ended June 30,
	Note	2021 (unaudited)	2020 (unaudited)
		US$’000	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(23,336)	(47,066)
Net finance expense - other		13,739	14,133
Depreciation and amortization		22,080	22,747
Amortization of inventory fair value step-up		1,205	15,975
Share based payment expenses	4	3,216	1,603
Non-cash change in fair value of contingent consideration	5	5,867	6,024
Non-cash contingent value rights finance expense	5	3,600	2,941
Deferred taxation charge/(credit)		336	(4,646)
Movements in working capital and other adjustments:
Change in trade and other receivables	8	1,677	(9,872)
Change in trade and other payables		5,726	12,828
Change in provision and other liabilities	13	(2,823)	(9,593)
Change in inventories		1,027	4,049
Change in non-current assets		122	552
Net cash flow from operating activities		32,436	9,675

Cash flow from investing activities
Payments for property, plant and equipment		(76)	(79)
Payments for intangible assets		(722)	—
Deposit interest received		2	85
Net cash flow (used in)/from investing activities		(796)	6

Cash flow from financing activities
Net costs from issue of equity instruments		(175)	—
Interest paid		(6,047)	(4,850)
Payment of leases		(526)	(667)
Net cash flow from financing activities		(6,748)	(5,517)

Exchange and other movements		(744)	(4,267)

Net change in cash and cash equivalents		24,148	(103)
Cash and cash equivalents at beginning of the period		118,798	67,229
Restricted cash at end of the period	9	—	151
Cash at bank available on demand at end of the period	9	142,946	66,975
Total cash and cash equivalents at end of the period	9	142,946	67,126

Amryt Pharma plc
Condensed Consolidated Statement of Changes in Equity
For the period ended June 30, 2021
(unaudited)

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2021 (audited)		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142
Loss for the period		—	—	—	—	—	—	—	—	—	—	(23,336)	(23,336)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	2,343	—	2,343
Total comprehensive loss		—	—	—	—	—	—	—	—	—	2,343	(23,336)	(20,993)
Transactions with owners
Issue of treasury shares in exchange for warrants	10	23	99	—	439	—	—	—	—	—	—	—	561
Issue of treasury shares for share options exercised	10	25	89	—	465	(191)	—	—	—	—	—	—	388
Share based payment expense	4	—	—	—	—	3,216	—	—	—	—	—	—	3,216
Share based payment expense – Lapsed		—	—	—	—	(54)	—	—	—	—	—	54	—
Total transactions with owners		48	188	—	904	2,971	—	—	—	—	—	54	4,165
Balance at June 30, 2021 (unaudited)		13,899	51,596	14,762	(6,517)	10,831	42,627	(73,914)	29,210	217,634	8,073	(258,887)	49,314

For the period ended June 30, 2020
(unaudited)

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2020 (audited)		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,920	(133,674)	129,322
Loss for the period		—	—	—	—	—	—	—	—	—	—	(47,066)	(47,066)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(939)	—	(939)
Total comprehensive loss		—	—	—	—	—	—	—	—	—	(939)	(47,066)	(48,005)
Transactions with owners
Share based payment expense	4	—	—	—	—	1,603	—	—	—	—	—	—	1,603
Share based payment expense – Lapsed		—	—	—	—	(56)	—	—	—	—	—	56	—
Total transactions with owners		—	—	—	—	1,547	—	—	—	—	—	56	1,603
Balance at June 30, 2020 (unaudited)		11,918	2,422	29,523	(7,534)	4,737	42,627	(73,914)	29,210	217,634	6,981	(180,684)	82,920

1. General information

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker: AMYT) and the AIM market of the London Stock Exchange (ticker: AMYT).

The acquisition of Aegerion by Amryt in September 2019 has given Amryt an expanded commercial footprint to market two U.S. and EU approved products, lomitapide (Juxtapid (U.S.) / Lojuxta (EU)) and metreleptin (Myalept (U.S.) / Myalepta (EU)).

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10.  The product has been submitted to FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  The FDA also set a target PDUFA date of November 30, 2021.

On July 8, 2020, Amryt listed on the NASDAQ Global Select Market under the symbol AMYT.  The Ordinary Shares continue to trade on the AIM market of the London Stock Exchange.

2. Accounting policies

Basis of preparation

The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2020 and those which are expected to be used in the financial statements for the year ended December 31, 2021.

Results for the six-month period ended June 30, 2021 are not necessarily indicative of the results that may be expected for the financial year ending December 31, 2021.

Basis of going concern

Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the condensed consolidated interim financial statements for the period ended June 30, 2021.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Group for the period ended June 30, 2021. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the condensed consolidated interim financial statements.

Presentation of balances

The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’), rounded to the nearest thousand, which is the functional currency of the Company and presentation currency of the Group. The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to June 30, 2021 (unaudited)	0.8292	0.7253	0.9043	8.3868	8.5171	6.1669
Average six-month period to June 30, 2021 (unaudited)	0.8303	0.7157	0.9116	8.4230	8.3785	6.1747
At June 30, 2021 (unaudited)	0.8400	0.7220	0.9208	8.5259	8.5546	6.2463

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average period to December 31, 2020 (audited)	0.8777	0.7799	0.9391	9.2135	9.4206	6.5432
At December 31, 2020 (audited)	0.8141	0.7365	0.8829	8.1885	8.5671	6.0570

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to June 30, 2020 (unaudited)	0.9087	0.8060	0.9649	9.6960	10.0326	6.7776
Average six-month period to June 30, 2020 (unaudited)	0.9077	0.7935	0.9660	9.6789	9.7529	6.7763
At June 30, 2020 (unaudited)	0.8890	0.8115	0.9486	9.3143	9.6838	6.6259

(€ = Euro; £ = Pounds Sterling, CHF = Swiss Franc, SEK = Swedish Kroner, NOK = Norwegian Kroner, DKK = Danish Kroner)
Changes in accounting policies and disclosures

There are no new standards and amendments to IFRS effective as of January 1, 2021 that are relevant to the Group.

Critical accounting judgements and key sources of estimation uncertainty

In preparing these condensed consolidated interim financial statements in conformity with IFRS management is required to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the condensed consolidated interim financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2020.

Principal accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2020.

3. Segment information

The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of two commercial products and two development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer.

	Three months ended June 30, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	17,739	11,005	14,315	43,059
Lomitapide	8,490	7,492	3,468	19,450
Other	—	193	60	253
Total revenue	26,229	18,690	17,843	62,762

	Three months ended June 30, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	14,666	11,182	2,051	27,899
Lomitapide	9,344	6,341	2,367	18,052
Other	—	146	88	234
Total revenue	24,010	17,669	4,506	46,185

	Six months ended June 30, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	33,978	23,976	15,065	73,019
Lomitapide	16,814	14,932	5,888	37,634
Other	—	416	125	541
Total revenue	50,792	39,324	21,078	111,194

	Six months ended June 30, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	29,580	19,810	5,436	54,826
Lomitapide	18,814	11,574	5,085	35,473
Other	—	372	88	460
Total revenue	48,394	31,756	10,609	90,759

Major Customers

For the three and six months ended June 30, 2021, one customer accounted for 42% and 45.7%, respectively, of the Group’s net revenues (2020: 52% and 53%, respectively) and accounted for 42% of the Group’s June 30, 2021 accounts receivable balance (December 31, 2020: 42%).

4. Share based payments

Under the terms of the Company’s Employee Share Option Plan, options to purchase 27,304,867 shares were outstanding at June 30, 2021. Under the terms of this plan, options are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. A total of 8,872,369 share options were granted to employees in the six-month period ended June 30, 2021. For the year ended December 31, 2020, a total of 4,432,000 share options were granted to directors and employees.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions
The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee). There are no market conditions associated with the share option vesting periods.

Contractual life
The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, some options will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

Outstanding warrants at June 30, 2021 consisted of 8,966,520 zero cost warrants (December 31, 2020: 8,966,520) with no expiration date that were issued to Aegerion creditors in connection with the acquisition of Aegerion. Separate warrants consisting of 345,542 as at December 31, 2020, which were issued in connection with the admission to the AIM in 2016, are no longer outstanding; 283,389 warrants were exercised in March 2021 and 62,153 warrants lapsed in April 2021.

The number and weighted average exercise price (in Sterling pence) of share options and warrants per ordinary share is as follows:

	Share Options		Warrants
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at 1 January 2020	14,481,720	116.00p	17,541,815	0.03p
Granted	4,432,000	144.76p	—	—
Lapsed	(87,119)	113.42p	—	—
Exercised	(72,953)	120.72p	(8,229,753)	—
Outstanding at 31 December 2020 (audited)	18,753,648	122.79p	9,312,062	0.05p
Exercisable at 31 December 2020 (audited)	5,866,152	114.24p	9,312,062	0.05p

Balance at 1 January 2021	18,753,648	122.79p	9,312,062	0.05p
Granted	8,872,369	201.13p	—	—
Lapsed	(21,150)	201.17p	(62,153)	1.44p
Exercised	(300,000)	93.72p	(283,389)	1.44p
Outstanding at June 30, 2021 (unaudited)	27,304,867	148.51p	8,966,520	0.01p
Exercisable at June 30, 2021 (unaudited)	6,502,551	114.61p	8,966,520	0.01p

Fair value is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The following are the inputs to the model for the equity instruments granted during the period:

	June 30, 2021 Options Inputs (unaudited)	June 30, 2021 Warrant Inputs (unaudited)	December 31, 2020 Options Inputs (audited)	December 31, 2020 Warrant Inputs (audited)
Days to Expiration	2,555	—	2,555	—
Volatility	37%	—	33% - 37%	—
Risk free interest rate	0.77%	—	0.39% - 0.46%	—
Share price at grant	201.2p	—	123.5p -178.9p	—

In the six months ended June 30, 2021, a total of 8,872,369 share options over ordinary shares exercisable at a weighted average price of £2.012 were granted. The fair value of share options granted in the six months ended June 30, 2021 was £17,845,000/US$24,617,000.

The share options outstanding as at June 30, 2021 have a weighted remaining contractual life of 5.55 years with exercise prices ranging from £0.76 to £2.012 per ordinary share.

Restricted Share Units
Under the terms of the Company’s Employee Share Option Plan, restricted share units (“RSUs”) to purchase 1,960,570 ordinary shares were outstanding at June 30, 2021. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. For the period ended June 30, 2021, a total of 455,870 RSUs were granted to employees of the company. For the year ended December 31, 2020, a total of 1,556,960 RSUs were granted to employees of the company. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the period ended June 30, 2021 was US$1,272,000. At June 30, 2021, the total RSUs granted to date have a weighted remaining contractual life of 2.2 years.
The following table summarizes the RSU activity for the period:

	RSUs
	Number of ordinary shares	Weighted average fair value (US$)
Balance at January 1, 2021	1,549,910	$2.35
Granted	455,870	$2.79
Lapsed	(45,210)	$2.41
Vested	—	—
Outstanding at June 30, 2021	1,960,570	$2.44

The value of share options and RSU’s charged to the Condensed Consolidated Statement of Comprehensive Loss during the period is as follows:

	Three months ended June 30,		Six months ended June 30,
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
	US$’000	US$’000	US$’000	US$’000
Share option expense	1,473	858	2,352	1,603
RSU expense	480	—	864	—
Total share option expense	1,953	858	3,216	1,603

5. Business combinations and asset acquisitions

Acquisition of Aegerion Pharmaceuticals

On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

The Company believes that the acquisition of Aegerion has enabled the Group to advance the Group’s ambition to create a global leader in rare and orphan diseases with a diversified offering of multiple development-stage and commercial assets and provides it with scale to support further growth.

As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant.

Relevant Aegerion creditors are entitled at any time to exercise the zero cost warrants, at which point in time, the Company would issue to that Aegerion creditor the relevant number of fully paid ordinary shares in return for the exercise of the zero cost warrants. Each zero cost warrant entitles the holder thereof to subscribe for one ordinary share. The zero cost warrants constitute the Company’s direct and unsecured obligations and rank pari passu and without any preference among themselves (save for any obligations to be preferred by law) at least equally with the Company’s other present and future unsecured and unsubordinated obligations. The zero cost warrants are not transferable except with the Company’s prior written consent.

During the three-month and six-month periods ended June 30, 2021, the Group incurred no additional acquisition and restructuring related costs relating to external legal fees, advisory fees, due diligence costs and severance costs (June 30, 2020: US$47,000 and US$853,000, respectively ). These costs were included in operating costs in the Condensed Consolidated Statement of Comprehensive loss.

Contingent Value Rights

Related to the transaction, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation Oleogel-S10, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.
The terms of the CVRs are as follows:

   The total CVR payable is up to US$85,000,000
  This is divided into three milestones which are related to the success of Oleogel-S10 (the Group’s lead development asset)
   FDA approval
     US$35,000,000 upon FDA approval
     100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
   EMA approval
     US$15,000,000 upon EMA approval
     100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
   Revenue targets
     US$35,000,000 upon Oleogel-S10 revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024
   Payment can at the Board’s discretion be in the form of either:
     120-day loan notes (effectively cash), or
     Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. The CVRs have been classified as a financial liability in the Condensed Consolidated Statement of Financial Position. Given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Measurement of CVRs

As at June 30, 2021, the carrying value of the CVRs was US$65,017,000 (December 31, 2020: US$61,417,000). The value of the potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The market-based probability chance of success is based on market benchmarks for orphan drugs was estimated at 89% in the period ended June 30, 2021 (2020: 89%). Discount rates of 10% and 16.5%, as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the period ended June 30, 2021 (December 31, 2020: 10% and 16.5%). Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of Oleogel-S10. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Condensed Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge is booked in the Condensed Consolidated Statement of Comprehensive Loss on a quarterly basis. The Group received positive topline data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The Group recently submitted applications for approval from the FDA and the EMA.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three and six months ended June 30, 2021 is US$1,837,000 and US$3,600,000 (June 30, 2020: US$1,493,000 and US$2,941,000, respectively).

Acquisition of Amryt GmbH (previously ‘‘Birken’’)

Amryt DAC signed a conditional share purchase agreement to acquire Amryt GmbH on October 16, 2015 (‘‘Amryt GmbH SPA’’). The Amryt GmbH SPA was completed on April 18, 2016 with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

   Milestone payments of:
     €10,000,000 on receipt of first marketing approval by the EMA of Episalvan, paid on the completion date (April 18, 2016);
     Either (i) €5,000,000 once net ex-factory sales of Episalvan have been at least €100,000 or (ii) if no commercial sales are made within 24 months of EMA first marketing approval (being January 14, 2016), €2,000,000 24 months after receipt of such approval, which was paid in January 2018, and €3,000,000 following the first commercial sale of Episalvan;
     €10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB;
     €10,000,000 once net ex-factory sales/net revenue of Oleogel S-10 first exceed €50,000,000 in any calendar year;
     €15,000,000 once net ex-factory sales/ net revenue of Oleogel S-10 first exceed €100,000,000 in any calendar year;
   Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and
   Royalties of 9% on sales of Oleogel-S10 products for 10 years from first commercial sale.

Fair Value Measurement of Contingent Consideration

As at June 30, 2021, the fair value of the contingent consideration was estimated to be US$90,059,000 (December 31, 2020: US$86,906,000). The fair value of the royalty payments was determined using probability weighted revenue forecasts and the fair value of the milestone payments was determined using probability adjusted present values (see Note 14, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The market-based probability chance of success is based on market benchmarks for orphan drugs was estimated at 89% for the period ended June 30, 2021 (December 31, 2020: 89%) following the positive results from our phase 3 EASE trial of Oleogel-S10 earlier in the year. A discount rate of 14.4% was used in the calculation of the fair value of the contingent consideration for the three months ended June 30, 2021 (December 31, 2020: 14.4%).

The Group received positive top line results from the phase 3 EASE trial of Oleogel-S10 in September 2020, and the Group recently submitted applications for approval from the FDA and the EMA.

Amryt reviews the contingent consideration on a regular basis as the probability adjusted fair values are being unwound as financing expenses in the Condensed Consolidated Statement of Comprehensive Loss over the life of the obligation. The finance charge is being unwound as a financing expense in the Condensed Consolidated Statement of Comprehensive Loss on a quarterly basis.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three and six months ended June 30, 2021 is US$2,993,000 and US$5,867,000 (June 30, 2020: US$3,118,000 and US$6,024,000, respectively).

6. Loss per share - basic and diluted

The weighted average number of shares in the loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at June 30, 2021.

Issued share capital - ordinary shares of £0.06 each

	Number of shares	Weighted average shares
	As at June 30,	Three months ended June 30,	Six months ended June 30,
2021 (unaudited)	179,384,982	179,384,982	179,162,585
2020 (unaudited)	154,498,887	154,498,887	154,498,887

The calculation of loss per share is based on the following:

	Three months ended June 30,		Six months ended June 30,
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)
Loss after tax attributable to equity holders of the Company (US$’000)	(6,799)	(18,169)	(23,336)	(47,066)
Weighted average number of ordinary shares in issue	179,384,982	154,498,887	179,162,585	154,498,887
Fully diluted average number of ordinary shares in issue	179,384,982	154,498,887	179,162,585	154,498,887
Basic and diluted loss per share (US$)	(0.04)	(0.12)	(0.13)	(0.30)

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options and warrants outstanding as at June 30, 2021 totaled 36,271,387 (June 30, 2020: 34,623,416) and are potentially dilutive.

7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2020 (audited)	176,000	123,000	54,261	701	353,962	19,131
Additions	—	—	—	372	372	—
Acquired assets	—	—	591	—	591	—
Disposals	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	5,276	39	5,315	—
At December 31, 2020 (audited)	176,000	123,000	60,128	866	359,994	19,131
Additions	—	—	—	722	722	—
Foreign exchange movement	—	—	(1,852)	(22)	(1,874)	—
At June 30, 2021 (unaudited)	176,000	123,000	58,276	1,566	358,842	19,131

Accumulated amortization
At January 1, 2020 (audited)	7,314	4,143	—	178	11,635	—
Amortization charge	27,429	15,537	—	202	43,168	—
Accumulated amortization on disposals	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	—	68	68	—
At December 31, 2020 (audited)	34,743	19,680	—	202	54,625	—
Amortization charge	13,714	7,768	—	38	21,520	—
Foreign exchange movement	—	—	—	21	21	—
At June 30, 2021 (unaudited)	48,457	27,448	—	261	76,166	—

Net book value
At December 31, 2020 (audited)	141,257	103,320	60,128	664	305,369	19,131
At June 30, 2021 (unaudited)	127,543	95,552	58,276	1,305	282,676	19,131

Developed technology on commercially marketed products
In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 4.7 and 6.2 years, respectively, as of June 30, 2021 (December 31, 2020: 5.2 and 6.7 years, respectively).

In-process R&D
As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of €48,453,000/US$57,683,000 which is related to the Group’s lead development asset, Oleogel-S10. The remaining in-process R&D is a result of the acquisition of Cala Medical Limited in October 2020.

Goodwill
During 2019, the Group completed the acquisition of Aegerion, which resulted in aggregate goodwill of US$19,131,000.

The Group reviews events or changes in circumstances that may indicate a triggering event for impairment. Management applied its judgment in determining that there were no events or changes in circumstances causing any impairment triggers as of June 30, 2021. As such there was no impairment charge recorded during the three and six months ended June 30, 2021.

8. Trade and other receivables

	As at
	June 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Trade receivables	36,632	33,057
Accrued income and other debtors	4,557	8,423
VAT recoverable	317	1,705
Trade and other receivables	41,506	43,185

9. Cash and cash equivalents

	As at
	June 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Cash at bank available on demand	142,946	118,575
Restricted cash	—	223
Total cash and cash equivalents	142,946	118,798

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At June 30, 2021 there was nil restricted cash (December 31, 2020: US$223,000). The balance at December 31, 2020 includes a deposit on a company credit card facility for an amount of US$150,000. This was reduced to nil as at June 30, 2021.

10. Share capital and reserves

Details of the number of issued ordinary shares with a nominal value of Sterling 6 pence (2020: 6 pence) each are in the table below.

	Ordinary Shares	Treasury Shares	Total
At January 1, 2020	154,498,887	4,864,656	159,363,543
Issue of shares in exchange for warrants	8,229,753	—	8,229,753
Issue of shares in equity fund raises	16,000,000	—	16,000,000
Issue of treasury shares for share options exercised	72,953	(72,953)	—
At December 31, 2020 (audited)	178,801,593	4,791,703	183,593,296
Issue of treasury shares in exchange for warrants	283,389	(283,389)	—
Issue of treasury shares of share options exercised	300,000	(300,000)	—
At June 30, 2021 (unaudited)	179,384,982	4,208,314	183,593,296

The components of equity are detailed in the Condensed Consolidated Statement of Changes in Equity and described in more detail below.

The total number of ordinary shares issued at June 30, 2021 of 183,593,296 (December 31, 2020: 183,593,296), includes treasury shares of 4,208,314 (December 31, 2020: 4,791,703).

In December 2020, the Company issued 3,200,000 American Depositary Shares (“ADSs”), each representing five ordinary shares, as part of a US$40,000,000 private placement equity raise to existing and new shareholders.

On March 11, 2021, the Company issued 300,000 ordinary shares from treasury shares following the exercise of share options. On March 11, 2021, the Company issued 283,389 ordinary shares from treasury shares in exchange for certain warrants. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020 and September 22, 2020, respectively, in exchange for certain warrants.

Share Capital
Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.
The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium
Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

Warrant reserve
The warrant reserve represents zero cost warrants issued as part of the equity raise on September 24, 2019 net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020 and September 22, 2020, respectively, in exchange for certain warrants.

Treasury Shares
In October 2020, the Company issued 72,953 ordinary shares from treasury shares following the exercise of share options. In March 2021, the Company issued a total of 583,389 ordinary shares from treasury shares, 300,000 ordinary shares relating to the exercise of share options and 283,389 ordinary shares following the exchange of certain warrants.

Share based payment reserve
Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2. In March 2021, the Company issued 300,000 and 283,389 ordinary shares for share options exercised and in exchange for certain warrants, respectively. In April 2021, 62,153 warrants lapsed.

Merger reserve
The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve
The reverse acquisition reserve arose during the period ended December 31, 2016 in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes
The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Other distributable reserves
Other distributable reserves comprise the following:

   Distribution of the share premium amount on 6 November 2019 of US$268,505,000. By special resolution of the Company duly passed on 23 September 2019, it was resolved that the entire amount outstanding to the credit of the share premium account and capital redemption reserve of the Company be cancelled. The reduction in capital, amounting to US$268,505,000, representing the entire amount of share premium at that time, was approved by the High Court of Justice of England and Wales on 5 November 2019.
   A deemed distribution of US$47,902,000 arising from the issuance of CVRs.
   A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the “Acquisition of subsidiary without a change of control”)

Currency translation reserve
The currency translation reserve arises on the retranslation of non-U.S. dollar denominated foreign subsidiaries.

Accumulated deficit
Accumulated deficit represents losses accumulated in previous periods and the current year.

11. Long term loan

	As at
	June 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Long term loan principal	90,942	88,037
Unamortized debt issuance costs	(669)	(735)
Long term loan	90,273	87,302

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan is made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan has a five-year term from the date of the draw down, September 24, 2019 and matures on September 24, 2024. Under the Term Loan, interest will be payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid, which rolls up and is included in the principal balance outstanding, on a quarterly basis. Unpaid accrued interest of US$1,470,000 as at June 30, 2021 is recognized in current liabilities with trade and other payables (December 31, 2020: $1,439,000). The Term Loan may be prepaid, in whole or in part, by Aegerion at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan.

In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are being amortized over the expected life of the loan using the effective interest method.

The Term Loan is guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges have been placed on property and undertakings of Amryt and certain subsidiaries of the Group.

The Term Loan agreement includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments, and restricted payments, in each case, subject to certain exceptions set forth in the Loan Agreement. The Term Loan agreement also includes customary events of default for a transaction of this type and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Aegerion and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Term Loan and other obligations under the Term Loan agreement to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There have been no events of default or breaches of the covenants occurring for the three and six months ended June 30, 2021 (December 31, 2020: no events).

12. Convertible notes

Total
US$’000
At January 1, 2020	96,856
Accreted interest	4,230
At December 31, 2020 (audited)	101,086
Accreted interest	2,289
At June 30, 2021 (unaudited)	103,375

As part of the acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Aegerion can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 10, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Aegerion, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Aegerion and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Aegerion, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Aegerion’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Aegerion to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the period ended June 30, 2021 (2020: no events).

13. Provisions and other liabilities

	As at
	June 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Non-current liabilities
Provisions and other liabilities	22,494	21,382
Leases due greater than 1 year	4,360	4,569
	26,854	25,951
Current liabilities
Provisions and other liabilities	6,000	9,976
Leases due less than 1 year	948	963
	6,948	10,939
Total provisions and other liabilities	33,802	36,890

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with Juxtapid investigations. The settlement agreements require Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$23,036,000 of settlement payments, including interest. The settlements have been paid in full with the last payment completed in Q1 2021. There is no current liability recognized as at June 30, 2021 (December 31, 2020: US$3,976,000). There is no non-current liability at June 30, 2021 (December 31, 2020: nil).

Other matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At June 30, 2021 the Group had recognized liabilities of US$6,000,000 in relation to ongoing legal matters (December 31, 2020 US$6,000,000).

14. Fair value measurement and financial risk management

Categories of financial instruments

	As at
	June 30, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	142,946	118,798
Trade receivables	36,632	33,057
Total financial assets	179,578	151,855

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	93,897	89,300
Lease liabilities	5,308	5,532
Other liabilities	22,494	25,358
Convertible notes	103,375	101,086
Long term loan	90,273	87,302
Contingent value rights	65,017	61,417
At fair value
Contingent consideration	90,059	86,906
Total financial liabilities	470,423	456,901
Net	(290,845)	(305,046)

Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

   Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.
   Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.
   Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:

  Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$90,059,000 as at June 30, 2021 (December 31, 2020: US$86,906,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data

   An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$6,300,000. A decrease would have the opposite effect.
   A 5% increase in the discount factor used would result in a decrease to the fair value of US$14,634,000. A decrease of 5% would result in an increase to the fair value of US$19,265,000.
   A six-month delay in the launch date for Oleogel-S10 would result in a decrease to the fair value of US$8,994,000.

15. Events after the reporting period

Mergers and acquisitions
On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. (“Chiasma”) in an all-stock combination. The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans. On August 5, 2021, Amryt announced that it has completed its acquisition of Chiasma, Inc. following the receipt of the necessary approvals of both Amryt’s and Chiasma’s shareholders. In conjunction with completion, Amryt also announced the appointment of Raj Kannan and Roni Mamluk Ph.D to the board of Amryt as Non-Executive Directors with immediate effect.

Amryt has allotted and issued a total of 127,733,680 new ordinary shares as consideration for the Transaction which will be issued to the former Chiasma Shareholders in the form of 25,546,736 Amryt ADSs which are tradeable on Nasdaq.

Exercise of Warrants & Issue of Ordinary Shares
On August 5, 2021, the Company announced that an institutional investor exercised subscription rights relating to 8,966,520 zero cost warrants. These warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion. In order to satisfy the exercise of the Warrants, the Company will transfer 4,208,314 Ordinary Shares out of treasury and will issue 4,758,206 new Ordinary Shares to the institutional investor

There were no other significant events since the end of the reporting period.